Filed by Champion International Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14a-12
                                     of the Securities Exchange Act of 1934

                        Subject Company: Champion International Corporation
                                             Commission File No.: 001-03053


 SPECIAL SHAREHOLDER MEETINGS OF CHAMPION INTERNATIONAL AND UPM-KYMMENE TO BE HELD ON JUNE 14, 2000 TO VOTE ON PROPOSED MERGER

 Stamford, CT, April 14, 2000 -- Champion International Corporation (NYSE:CHA) and UPM-Kymmene Corporation (Helsinki Stock Exchange:UPM1V; NYSE:UPM) announced today that they will hold special shareholder meetings on June 14, 2000 to consider and vote upon the proposed merger between the two companies. Champion shareholders of record on April 25, 2000 will have the opportunity to vote at the special meeting of Champion shareholders. Champion anticipates mailing a joint proxy statement/prospectus describing the terms of the proposed merger to their shareholders at the beginning of May.

 Upon approval by the shareholders of both Champion and UPM-Kymmene, and assuming all remaining required regulatory approvals are received, it is anticipated that the closing of the merger will occur shortly following the receipt of shareholder approval. Under the terms of the merger agreement, Champion shareholders will receive 1.99 UPM-Kymmene American Depositary Shares or, at their election, 1.99 UPM-Kymmene ordinary shares for each share of Champion common stock.

 Champion International Corporation is an integrated forest products company with significant operations in the United States, Canada, and Brazil. Champion is a major producer and distributor of coated and uncoated papers. The company's other products include market pulp, lumber and plywood, and selected paper for packaging. Champion has the responsibility for the sustainable management of approximately eleven million acres of forestlands supporting its manufacturing facilities.

                                   * * *

 Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger referred to above, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Champion and UPM-Kymmene at the Securities and Exchange Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from Champion by contacting Champion International, Attn: Thomas L. Hart, One Champion Plaza, Stamford, Connecticut 06921 and/or UPM-Kymmene by contacting UPM-Kymmene, Attn:
 Olavi Kauppila, Etelaesplanadi 2, FIN-00101 Helsinki, Finland.

                                 # # # # #
  For more information contact:
 Media:     Gael Doar -- 203 358-7900
 Investor Relations: Tom Hart -- 203 358-7291
 Web site:  http://www.championpaper.com